
December 7, 2011

Via E-Mail
Frank J. Addivinola, Jr.
Chief Executive Officer
Texaplex Properties, LLC
276 Washington Street #305
Boston, MA 02108

      Re: Texaplex Properties, LLC
               Amendment No. 3 to Offering Statement on Form 1-A
               Filed November 14, 2011
               File No. 024-10302

Dear Mr. Addivinola, Jr.:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Part I - Notification

Item 1. Significant Parties

1. We note your revisions in response to comments four and six in our letter dated September 21, 2011. Please further revise your disclosure to include the business and (to the extent applicable) residential addresses for each party listed in response to Items 1(d), (e), (f), (g) and (h).

Item 5. Unregistered Securities Issued or Sold Within One Year

2. Please revise your response to Item 5(c) to indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from registration.

Part II – Offering Circular

Cover Page, page 1

3. Please revise the cover page to disclose that the debt securities are notes of debenture.

4. The cover page legend required by Rule 253(d) is not in the exact form specified by the rule. Rule 253 requires that the cover page legend be exact. Please revise the legend accordingly.

Plan of Distribution, page 7

5. We note your revised disclosure in response to comment nine in our letter dated September 21, 2011. Please tell us whether Mr. Addivinola, Ms. Chuvilina and AFA Investments, LLC are registered broker-dealers or whether Mr. Addivinola and Ms. Chuvilina intend to rely on an exemption from broker-dealer registration in order to participate in the sale of your securities. To the extent that either or both intends to rely on an exemption (e.g., Rule 3a4-1 under the Securities Exchange Act of 1934, as amended), please identify the exemption and specify the facts that make the exemption available.

Commencement and Termination, page 8

6. Please revise your disclosure to clarify whether you have the right to extend the duration of the offering beyond its maximum 12-month term.

7. Please revise your disclosure to clarify whether Mr. Addivinola and Ms. Chuvilina, or their affiliates, can participate in the offering.

8. Please revise your disclosure to clarify that the termination date is the earlier of 12 months from the commencement date of the offering or when the offering is fully subscribed. In addition, please clarify that your right to terminate the offering earlier, as described in the last sentence, assumes that you have accepted subscriptions for the aggregate minimum offering amount.

Use of Proceeds, page 9

Description of Business, page 12

9. We note your revised disclosure in response to comment 28 in our letter dated September 21, 2011. Please tell us how you analyzed the real estate inventories for the Dallas/Fort Worth and Houston markets. In doing so, please clarify for us what resources you used.

Company's Markets and Market Trends, page 13

10. We note your response to comment 33 in our letter dated September 21, 2011. Please revise the last sentence in the second paragraph to clarify that Texas is the state with the highest recorded <u>private sector</u> employment growth among the largest US states for the past decade (emphasis added).

Competitive Strategies, page 14

11. We note your revised disclosure in response to comment 34 in our letter dated September 21, 2011. Please briefly describe the online renters' resources to which you refer.

Company is in Development Stage, page 21

12. We note your revised disclosure in response to comment 40 in our letter dated September 21, 2011. Please further revise your disclosure about the duration of the offering on page 22 to address the automatic termination of the offering 12 months after its commencement, as described on page eight.

Procedures Relating to Non-Payment of Obligations, page 24

13. Please change the references to quarterly dividend payments to quarterly interest payments. Based on your disclosures elsewhere, it appears that quarterly interest payments are the only periodic payments to which note holders would be entitled.

Description of Property, page 24

14. We note your revised disclosure in response to comment 37 in our letter dated September 21, 2011. Please further revise your disclosure in this section to include the estimated amounts required for commercial loan down payments and add a cross-reference to the commercial real estate loan disclosure on page 10.

Securities Being Offered, page 29

15. Please combine the sub-sections captioned "Interest" and "Distributions." In this regard, we note, based on your disclosures, that the note holders will be entitled to receive quarterly interest payments but will not be entitled to any other periodic distributions from the company. In addition, throughout the offering circular, where you refer to distributions but mean interest payments, please change these references to interest payments.

16. Please revise your disclosure to clarify that there are no defined events of default under the securities.

Interest, page 29

17. We note your statement at the bottom of page 20 that Exhibit 2.01 defines the rights of security holders. We further note, however, that the subscription agreement contains provisions that appear to define the rights of security holders (e.g., interest payments). Please revise your disclosure accordingly.

Subordination & Priority, page 31

18. Please revise your disclosure to clarify whether the company can make distributions of cash to its member (AFA Investments) or its affiliates at a time when the company has not returned principal to note holders or at a time when the company is in arrears on its quarterly interest payments to note holders. Please revise your risk factor disclosure, too, as necessary.

19. Please revise your legal opinion to identify the state law that governs the debt securities. In addition, please revise the final paragraph to clarify that the document filed with the Commission is an offering statement, not a registration statement, and that the offering statement will be qualified rather than declared effective.

Signatures

20. We note your revised signature page. It appears that the offering statement has been signed by your officers and directors only on behalf of the company but not in their various individual capacities. In your revised filings, please ensure that it is signed by the company and the persons required by Form 1-A. See Signatures, to Form 1-A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or Dieter King at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dieter King for

Assistant Director
John Reynolds